Exhibit 1

                             SHAREHOLDERS AGREEMENT


This Shareholders Agreement (the "Agreement") is made as of this 16th day of February 2005, by and between (i) FIMI Opportunity Fund, L.P., a limited partnership formed under the laws of the State of Delaware (the "Delaware Fund") and (ii) Ildani Holdings Ltd. ("Ildani"), an Israeli private company wholly owned by Mr. Dan Goldstein ("Goldstein"). Each of the Delaware Fund and Ildani may be referred to herein as a "Shareholder" and, collectively, as the "Shareholders."

                                    RECITALS

1. The Shareholders wish to form and register FIMGold Ltd. (the "Company") as a private Israeli company limited by shares.

2. The Company is being formed for the purpose of acting as the sole General Partner of FIMGold, Limited Partnership (the "Partnership"), an Israeli limited partnership in formation. The Partnership's Limited Partnership Agreement (the "Partnership Agreement") shall be substantially in the form attached hereto as Exhibit A.

3. The Partnership is being formed solely for the purpose of (1) entering into, holding and disposing of the following investments (collectively, the "Purchase Transactions"): (i) the purchase, in a private placement transaction, of 2,400,000 Ordinary Shares of Formula Systems (1985) Ltd. ("Formula") from Formula, and (ii) the purchase from Goldstein of (a) 2,000,000 Ordinary Shares of Formula, and (b) 15,500,000 Ordinary Shares of Formula Vision Technologies (F.V.T) Ltd. ("FV"), and (2) taking such steps as the Shareholders shall deem required for purposes of appreciating the value of Formula and its subsidiaries and realizing Formula's investments therein.

4. The Shareholders wish to set forth the general terms and conditions of their joint operations and relationships within the Company in furtherance of the Purchase Transactions and following such Purchase Transactions.

IT IS HEREBY AGREED AS FOLLOWS:

1.       Registration of the Company

         1.1 The Shareholders shall cause the formation and registration in Israel of the Company, as a private company limited by shares. The Company's Articles of Association (the "Articles") shall be in the form attached hereto as Exhibit 1.1.

         1.2 In the event of conflict between the governing documents of the Company (including the Articles) and the provisions of this Agreement, the provisions of this Agreement shall prevail, unless specifically stated to the contrary herein.


2.       Name of the Company

         The name of the Company is FIMGold Ltd. or such other name as shall be mutually agreed to by the Shareholders.

3. Capitalization of the Company; Allotment of Shares; Capital Notes; Signatory Rights

         3.1 The Company's registered share capital shall be NIS 100,000, divided into 100,000 Ordinary Shares of NIS 1.00 nominal value each (the "Ordinary Shares").

         3.2 An aggregate of 500 Ordinary Shares shall be issued to each of the Delaware Fund and Ildani, against payment of their nominal value. Accordingly, upon the formation of the Company, each of Ildani and the Delaware Fund shall hold 50% of the Company's issued and outstanding share capital.

         3.3 The Ordinary Shares shall have the rights, privileges and obligations as more fully set forth in the Articles.

         3.4 Shareholders' Capital Notes

                  3.4.1 At the Closing of the Purchase Transactions, each of the Shareholders shall grant the Company shareholders' loans in the aggregate amount of US$ 1,782,132 in return for Capital Notes (the "Capital Notes"), in the form attached hereto as Exhibit 3.4.1, which the Company shall issue to each of them.

                  3.4.2 The Capital Notes shall bear interest at a rate that shall be mutually agreed upon in accordance with the advice of the Company's accountants. Payments with respect to the Capital Notes shall be made only from distributions that shall be received by the Company from the Partnership.

         3.5 Additional Undertakings of the Shareholders

                  3.5.1 Ildani hereby undertakes to make an aggregate capital contribution in the amount of US$15,217,868 to the Partnership at the Closing of the Purchase Transactions, as full payment for the limited partnership interest held by it, as set forth in the Partnership Agreement.

                  3.5.2 The Delaware Fund, on behalf of FIMI Israel Opportunity Fund, Limited Partnership (the "Israeli Fund"), hereby undertakes to cause the Israeli Fund and certain co-investors to make an aggregate capital contribution in the amount of US$15,217,868 to the Partnership at the Closing of the Purchase Transactions, as full payment for the limited partnership interest held by the Israeli Fund and such co-investors, as set forth in the Partnership Agreement.

         3.6      Signatory Rights

              Unless otherwise determined by the Board, the signatures of at least one director appointed to the Board by the Delaware Fund and one director appointed to the Board by Ildani, together with the Company's stamp or printed name, shall be required in order to bind the Company for all intents and purposes.

     4. Board of Directors of the Company (the "Board")

         4.1 Each of the Delaware Fund and Ildani shall be entitled to appoint two (2) members of the Board and shall be entitled to remove and replace such members. The initial directors appointed by the Delaware Fund shall be: Mr. Ishay Davidi and Mr. Yarom Oren, and the initial directors appointed by Ildani shall be Mr. Dan Goldstein and Mr. Gad Goldstein.

         4.2 At least two directors, of whom at least one was appointed by the Delaware Fund and one by Ildani, shall constitute a legal quorum. Notwithstanding anything to the contrary herein, if both directors appointed by a Shareholder fail to participate in a duly called meeting of the Board, then the presence of a director appointed by such Shareholder shall not be required to constitute a legal quorum at the next duly called meeting of the Board (or the adjourned meeting of the first such meeting, as the case may be) and the approval of a director appointed by such Shareholder shall not be required to adopt any resolutions at such meeting that were referenced in the notice of such meeting.

         4.3 A resolution proposed at any meeting of the Board shall be deemed adopted only if approved by at least one director appointed by the Delaware Fund and one director appointed by Ildani. In the event of a deadlock, upon the request of any two of the Board members, the Board shall appoint Itzhak Forer, as a fifth member of the Board, for the sole purpose of resolving the issue in question. Upon the adoption of a resolution, the appointment of such additional director shall be automatically terminated. If Mr. Forer shall be unable or unwilling to act as the fifth member of the Board, another person agreed to by the parties shall be appointed as the fifth Board member.

         4.4  Sale of Formula shares or FV shares by the Partnership

              Notwithstanding the foregoing, during each of (a) the 30 month period immediately following the Closing of the Purchase Transactions (the "Initial Period"), and (b) the 30 month period immediately following the termination of the Initial Period (the "Second Period" and, together with the Initial Period, the "Periods"), if any two directors appointed by a Shareholder to the Board (the "Demanding Directors") wish to cause the Partnership to sell Formula shares or FV shares and the directors appointed by the other Shareholder disagree, then the Demanding Directors shall be deemed to have a casting vote solely with respect to Board resolutions relating to the sale(s) by the Partnership, in bona fide, arm's length transactions, of an aggregate (with respect to each Shareholder) per Period of (i) up to 10% of the Formula shares purchased by the Partnership in the Purchase Transactions, and (ii) up to 10% of the FV shares purchased by the Partnership in the Purchase Transactions; in each case provided that such sales are at a dividend-adjusted price per share in U.S. Dollars (as adjusted for share combinations, subdivisions, rights offerings, recapitalizations and the like) that is not lower than the price per share paid by the Partnership in the Purchase Transactions. If such right was not exercised in full by any Shareholder during the Initial Period, then such Shareholder shall be entitled to exercise the balance of such right in the Second Period, in addition to its right to cause the sale of additional shares during the Second Period.

     5.  Rights Relating to Company Shares

         General: (a) Company shares may only be sold together with the pro-rata portion of the Capital Notes and of the limited partnership interest of the Partnership held by the Shareholder (and its affiliates and, with respect to the Delaware Fund, also Atara S.M Trust Company Ltd.) wishing to transfer Company shares. Accordingly, for purposes of this
         Section 5, any reference to "shares" or "Company shares" shall also include the pro-rata portion of the Capital Notes and of the limited partnership interest of the Partnership held by the applicable Shareholder (and its affiliates and, with respect to the Delaware Fund, also Atara S.M Trust Company Ltd.), and (b) the provisions of this
         Section 5 shall apply, mutatis mutandis, to the sale or other transfer of shares of Ildani by Goldstein.

         5.1      Right of First Offer.

                  5.1.1. If a Shareholder wishes to sell or otherwise transfer any or all of such Shareholder's shares in the Company (the "Selling Party"), such Shareholder shall be required to first offer such shares (the "Offered Shares") to the other Shareholder of the Company (the "Offeree"). The Selling Party shall send the Offeree a written offer in which the Selling Party shall specify the following information (the "Offer"): (i) the number of shares that the Selling Party proposes to sell or transfer; (ii) a representation and warranty that the shares proposed to be sold or transferred are free and clear of all pledges, debts, security interests and other third party interests; and (iii) the price that the Selling Party intends to receive in respect of the Offered Shares, which shall be stated in cash, and the requested terms of payment thereof.

                  5.1.2 The Offer shall constitute an irrevocable offer made by the Selling Party to sell to the Offeree the Offered Shares covered by the Offer, upon the terms specified in the Offer and as described below.

                  5.1.3 If the Offeree wishes to purchase the Offered Shares it shall notify the Selling Party of such intent within 14 days of receipt of the Offer.

                  5.1.4 If the Offeree declines to purchase the Offered Shares upon the terms specified in the Offer or does not respond to the Offer within 14 days of receipt, the Selling Party may sell the Offered Shares to a third party, provided that such sale is consummated (i) in a bona fide transaction, (ii) at a price that is not lower than that specified in the Offer and (iii) subject to payment terms that are no more favorable to the purchaser than those specified in the Offer, if any, all within 90 days of the expiration of the 14 day period specified above.

                  5.1.5 If the Offeree agrees to purchase the Offered Shares on the terms specified in the Offer, the Offered Shares shall become the property of such Offeree against payment of the consideration as specified in the Offer. Any transferee of shares pursuant to this Section 5.1 shall take such shares subject to all of the restrictions contained herein and in the Articles (and, with respect to the limited partnership interest, also in the Partnership Agreement).

         5.2 Tag Along. Notwithstanding the provisions of Section 5.1 above, each Offeree (the "Tag Along Shareholder") shall, during the 14 day period in which the Offered Shares could have been acquired by such Offeree pursuant to Section 5.1 above, have the right to notify the Selling Party of its intention to exercise its Tag Along Right pursuant to this
                  Section 5.2 (the "Tag Along Notice"). Following the Tag Along Notice, the Tag Along Shareholder shall add to the securities being sold by the Selling Party to such proposed purchaser thereof (the "Proposed Purchaser") that number of Company shares which bears the same ratio to the total number of Company shares held by the Tag Along Shareholder, as the ratio that the number of the Offered Shares bears to the Selling Party's total number of Company shares, and upon the same terms and conditions under which the Selling Party's securities shall be sold.

                  In the event that the Tag Along Shareholder exercises its rights hereunder, the Selling Party must cause the Proposed Purchaser to add such shares to the Offered Shares to be purchased by the Proposed Purchaser, as part of the sale agreement, or reduce the number of Company shares that it proposes to sell to the Proposed Purchaser (in which case, all Shareholders participating in the sale to the Proposed Purchaser shall contribute the pro rata number of Company shares based on its ownership percentage of the Company), and either conclude the transaction in accordance with such revised structure or withdraw from completing the transaction.

     6. Management of the Investment in Formula and FV

         6.1      Formula's and FV's Boards of Directors:

                  Following the Closing of the Purchase Transactions, the Company shall vote all the Formula shares and FV shares held by the Partnership for the election to the Board of Directors of each of Formula and FV of seven members of whom: (i) two members shall be designated by the Delaware Fund (initially, Ishay Davidi and Yarom Oren to Formula and Ishay Davidi and Gillon Beck to FV), (ii) two members shall be designated by Ildani, and (iii) subject to applicable law, two External Directors (as such term is defined in the Israeli Companies
                  Law) (following the termination of the term of the current External Directors) and one "Independent Director" (as such term is defined in NASDAQ MarketPlace Rule 4200(a)) on the identity of which the Delaware Fund and Ildani shall mutually agree.

                  To the maximum extent permitted by applicable law, including fiduciary duties under applicable law, the Shareholders shall use their reasonable efforts to cause one representative of each Shareholder to be elected or appointed to the Board of Directors of each of Formula's direct subsidiaries and F.T.S.
                  - Formula Telecom Solutions Ltd. (collectively, the "Subsidiaries").

         6.2 Discussions prior to Meetings. The Shareholders shall meet regularly and in any event prior to each General Meeting of shareholders and Board of Directors of Formula, FV or any of the Subsidiaries and will review, discuss and, subject to the provisions of applicable law, shall attempt to reach a unified position with respect to principal issues on the agenda of each such meeting.

         6.3 Executive Committee. The Board shall form an Executive Committee for consultation purposes, which shall comprise of Goldstein and Ishay Davidi or, in the event any of them cannot fulfill such duty, an alternate member will be appointed by the Delaware Fund (if Davidi can not fulfill his duties) or Ildani (if Goldstein cannot fulfill his duties). For the avoidance of doubt, the Executive Committee is not a committee of Formula and may not bind Formula in any way.

         6.4 Dividend Distributions. Subject to the provisions of applicable law, the Company, as the general partner of the Partnership, shall use reasonable efforts to cause Formula and, if possible, its subsidiaries, to adopt a dividend policy which, in the case of Formula, shall provide for the distribution of annual cash dividends of not less than US$ 8 million

     7. No Agreements with Other Shareholders; No Purchase of Additional Formula Securities other than through the Partnership.


         Each Shareholder shall be prohibited from entering into, or otherwise being a party to, any Stockholders Agreement (as defined herein) with any direct or indirect shareholder of Formula. For purposes of this
         Section 7, "Stockholders Agreement" means any voting or similar agreement, or any agreement relating to the exercise of voting rights in Formula or FV, or any similar undertaking or commitment (including a unilateral commitment), whether in the form of a written instrument or otherwise.


         Following the date hereof and until the termination of this Agreement, each Shareholder (including any funds affiliated with the Delaware
         Fund) shall be prohibited from directly or indirectly purchasing Formula shares or securities of Formula's subsidiaries or securities convertible into Formula shares or into shares of Formula's subsidiaries, except as contemplated by the Purchase Transactions or otherwise agreed to by mutual consent of the Shareholders and except for the exercise of any investment rights existing on the date of this Agreement.


         For the avoidance of doubt, nothing herein shall be deemed to restrict the rights of Mr. Gad Goldstein to buy or sell securities in Formula or FV or any of the subsidiaries thereof. In the event that Gad Goldstein acquires any such securities, the Delaware Fund and/or its affiliates shall be entitled to acquire up to a similar number of such securities. Any securities acquired by the Delaware Fund pursuant to this paragraph may be sold at any time.

8.       Term of the Agreement

         This Agreement shall come into effect as of the date hereof and shall continue until the lapse of 63 months following the Closing of the Purchase Transactions, unless terminated earlier or extended by mutual consent of the Shareholders.

         Upon the termination of this Agreement, the Shareholders shall take all actions necessary in order to dissolve the Partnership and distribute its assets in accordance with the provisions of the Partnership's Limited Partnership Agreement.



9.       Miscellaneous

         9.1  The Preamble constitutes an integral part of this Agreement.

         9.2 Each Shareholder shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected hereby.

         9.3 This Agreement shall be governed by the laws of the State of Israel. Any dispute arising under or with respect to this Agreement shall be resolved exclusively in the appropriate court in Tel Aviv, Israel.

         9.4 All notices required or permitted hereunder to be given to a party pursuant to this Agreement shall be in writing and shall be deemed to have been duly given to the addressee thereof (i) if hand delivered, on the day of delivery, (ii) if given by facsimile transmission, on the business day on which such transmission is sent and confirmed, or (iii) if delivered by air mail, five business days following the date it was sent, to such party's address as set forth below or at such other address as such party shall have furnished to each other party in writing in accordance with this provision:

         If to Ildani:
         c/o Formula Systems (1985) Ltd.
         3 Aba Eban Blvd.
         Herzlia, Israel
         Facsimile:  +972-9-959-8877
         Attn.: Dan Goldstein

         If to the Delaware Fund:
         c/o FIMI 2001 Ltd.
         "Rubinstein House"
         37 Petach Tikva Road
         Tel Aviv
         Facsimile: 03-5652245
         Attn.: Ishay Davidi

         9.5 Nothing contained in this Agreement shall be deemed to grant any right to any person or entity that is not a party to this Agreement.

         9.6 Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law but if any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

         9.7 Section headings contained in this Agreement are inserted for convenience of reference only, shall not be deemed to be a part of this Agreement for any purpose, and shall not in any way define or affect the meaning, construction or scope of any of the provisions hereof.

         9.8 This Agreement together with the documents expressly attached, or referred to, herein, constitute the entire agreement among the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings among the parties with respect to such subject matter.

         9.9 No modification, amendment or waiver (each, a "Modification") of any provision of this Agreement will be effective against any party to this Agreement unless such Modification is approved in writing by such party. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

         9.10 This Agreement may be executed in any number of counterparts, each of whichshall be deemed to be an original and all of which together shall constitute one and the same document.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

     Ildani Holdings Ltd.

     By:/s/ Dan Goldstein
        ------------------
     Name
     Title:

     FIMI Opportunity Fund, L.P.
     By: FIMI 2001 Ltd.

     Its General Partner



     By: /s/  Ishay Davidi
         -----------------
     Name: Ishay Davidi
     Title: CEO



     I, the undersigned, hereby agree to be bound by the provisions of Section 7 of this Agreement as if it had applied to me directly. In addition, I hereby confirm that I do not intend to resign from my position as Formula's CEO during the term of the Partnership.

     In the event that the Delaware Fund requests to propose a different candidate to serve as either the Chairman or CEO of Formula, then, subject to applicable law, Mr. Goldstein will resign from such position and will support the appointment of such candidate to the position of Chairman or CEO of Formula, to be selected by Mr. Goldstein.

     In the event that the Delaware Fund requests to propose a different candidate to serve as either the Chairman or CEO of FV, then, subject to applicable law, Mr. Goldstein will resign from such position and will support the appointment of such candidate to the position of Chairman or CEO of FV, to be selected by Mr. Goldstein.

     /s/ Dan Goldstein
     -----------------

     Dan Goldstein